Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MAY 13, 2008 TO PROSPECTUS DATED APRIL 29, 2008

APRIL 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	April 2008	Year to Date	04/30/08	04/30/08

Series A	−1.57%	15.50%	$42,415,016	$1,716.85
Series B	−1.20%	20.97%	$44,919,151	$2,146.93

*	All performance is reported net of fees and expenses

Fund results for April 2008:

World bond markets moved lower in April as growing inflation readings added to late March’s weakness. U.S. bonds rallied early in the month as unemployment reached its highest level since September 2005 and consumer confidence sank to a 26 year low. Values then moved lower as PPI exceeded expectations while consumer prices rose due to higher fuel and food costs. At month end, the FOMC cut rates by 25 basis points as expected, voicing growth concerns and uncertainty on inflation. In Europe, manufacturing growth fell while business confidence reached a 2 year low. Mixed data in Japan led the BOJ to leave rates unchanged as consumer prices increased at the fastest pace in a decade and manufacturing confidence fell to a 4 year low. Long positions resulted in a loss for this market sector.

World energy markets moved sharply higher in April as a variety of bullish inputs propelled crude oil futures (+12.3%) to new all time highs. Ongoing U.S. Dollar weakness provided early support, while strong demand from developing nations such as China and India, bullish domestic inventory reports, and continued geopolitical concerns provided support throughout the month. Rebel attacks in Nigeria were said to have resulted in a 50% cut in output as major producers declared force majeure. Natural gas futures (+6.4%) rose to their highest level since the hurricane plagued fall of 2005. Meanwhile, heating oil and gasoline futures continued to add to all time highs, posting solid gains of 10.7% and 10.8%, respectively, as refinery capacity utilization has now declined 47% from a year ago amid disappointing margins. This led our long positions to an overall gain in the energy sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a major influence on this month’s slightly negative performance.

For the month of April 2008, Series A lost 1.57% and Series B lost 1.20%, net of all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
APRIL 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended April 30, 2008)

STATEMENT OF INCOME

April 2008

Investment income, interest	$88,741

Expenses
Management fee	65,774
Ongoing offering expenses	35,554
Operating expenses	5,333
Selling Commissions	142,213
Other expenses	(30)
Incentive fee	—
Brokerage commissions	52,921

Total expenses	301,765

Net investment gain (loss)	(213,024)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	358,699
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(821,734)

Net gain (loss) on investments	(463,035)

Net increase (decrease) in net assets from operations	$(676,059)

STATEMENT OF CHANGES IN NET ASSET VALUE

April 2008

Net assets, beginning of period	$50,054,135

Net increase in net assets from operations	(676,059)
Capital share transactions
Issuance of shares	434,075
Redemption of shares	(7,397,134)

Net increase (decrease) in net assets from capital share transactions	(6,963,059)
Net increase (decrease) in net assets	(7,639,118)

Net assets, end of period	$42,415,017

NAV Per Unit, end of period	$1,716.85

QUADRIGA SUPERFUND, L.P. — SERIES B
APRIL 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended April 30, 2008)

STATEMENT OF INCOME

April 2008

Investment income, interest	$68,201

Expenses
Management fee	69,657
Ongoing offering expenses	37,652
Operating expenses	5,648
Selling Commissions	150,609
Other expenses	380
Incentive fee	—
Brokerage commissions	84,570

Total expenses	348,516

Net investment gain (loss)	(280,315)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(285,878)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	20,205

Net gain (loss) on investments	(265,673)

Net increase (decrease) in net assets from operations	$(545,988)

STATEMENT OF CHANGE IN NET ASSET VALUE

April 2008

Net assets, beginning of period	$42,458,547

Net increase (decrease) in net assets from operations	(545,988)
Capital share transactions
Issuance of shares	4,703,590
Redemption of shares	(1,696,997)

Net increase (decrease) in net assets from capital share transactions	3,006,593
Net increase (decrease) in net assets	2,460,605

Net assets, end of period	$44,919,152

NAV Per Unit, end of period	$2,146.93

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.